MANULIFE FINANCIAL CORPORATION
FIRST QUARTER REPORT TO SHAREHOLDERS          1
FOR THE QUARTER ENDED MARCH 31, 2005

Financial Highlights

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2005	2004	% Change
Net income	$800	$423	89
Loss attributed to participating policyholders	(1)	(2)	N/A

Net income attributed to shareholders	$801	$425	88
Preferred share dividends	(1)	—	N/A

Net income available to common shareholders	$800	$425	88

Premiums and deposits:
Life and health insurance premiums	$3,466	$2,111	64
Annuity and pension premiums	805	422	91
Segregated fund deposits	7,433	5,702	30
Mutual fund deposits	2,288	641	257
ASO premium equivalents	527	258	104
Other fund deposits	322	127	154

Total premiums and deposits	$14,841	$9,261	60

Funds under management:
General fund	$168,545	$75,986	122
Segregated funds	120,814	77,797	55
Mutual funds	34,280	3,654	N/A
Other funds	26,638	5,716	366

Total funds under management	$350,277	$163,153	115

Capitalization:
Long-term debt	$2,902	$1,128	157
Liabilities for preferred shares and capital instruments	1,940	1,990	(3)
Non-controlling interest in subsidiaries	142	40	255
Equity
Participating policyholders’ equity	149	80	86
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,593	616	N/A
Contributed surplus	98	19	N/A
Retained earnings and currency translation account	8,459	8,645	(2)

Total capital	$28,627	$12,518	129

Selected key performance measures:
Basic earnings per common share	$0.99	$0.92
Diluted earnings per common share	$0.98	$0.91
Return on common shareholders’ equity (annualized)	14.1%	19.0%
Book value per common share	$28.84	$20.03
Common shares outstanding (in millions)
End of period	803	463
Weighted average — basic	806	463
Weighted average — diluted	814	467

MFC 2005 Q1 Report     1

Message to Shareholders

Manulife Financial Corporation reported record first quarter results with 88 per cent increase in shareholders’ net income.

Earnings per share up 13 per cent before integration costs.

Manulife Financial Corporation reported shareholders’ net income of $801 million for the first quarter of 2005, an increase of 88 per cent over a year earlier. Earnings per common share excluding integration costs related to the merger with John Hancock increased by 13 per cent to $1.04 from $0.92 reported in the first quarter of 2004. In addition, the Company’s return on common shareholders’ equity increased 110 basis points from 13.0 per cent in the fourth quarter of 2004 to 14.1 per cent this quarter.

Performance for the quarter was very solid. Results included record top and bottom line results and a significant increase to return on equity. At the same time, Manulife Financial continued to deliver value to shareholders as evidenced by the 15 per cent increase in the quarterly dividend.

This quarter, good progress was made on integration projects and on realizing expense synergies. The integration of John Hancock will be largely completed by year-end. As well, credit and investment results in the quarter continued to be favourable.

In the first quarter of 2005, claims and investment experience remained positive, although below the exceptional results reported in the fourth quarter of 2004. Sales of wealth management products were particularly strong this quarter, with total sales reaching a record level of $8.5 billion. These results are 74 per cent higher than the levels reported in the first quarter of 2004.

Including the impact of integration costs incurred in the quarter, earnings per share increased eight per cent from the prior year to $0.99. Included in the financial results for the first quarter of 2005 were a number of non-recurring items, which resulted in a net $2 million positive impact to earnings in the quarter. These items include a $40 million (after tax) accrual related to the Portus Alternative Asset Management guarantee, integration expenses, the receipt of the residual interest in Daihyaku, and revisions to tax loss assessments related to the Japan Division.

Total premiums and deposits for the first quarter reached record levels of $14.8 billion, $5.5 billion higher than reported in the first quarter of 2004 and $0.7 billion higher than the preceding quarter. The increase from the prior year period reflects the addition of John Hancock, sales growth in North American insurance operations and strong wealth management deposits in Canada, the United States and Japan.

Funds under management were $350.3 billion as at March 31, 2005 compared to $163.2 billion as at March 31, 2004. This increase was primarily driven by the merger with of John Hancock. Strong net cash flows in the North American wealth management businesses also contributed to the increase.

2     MFC 2005 Q1 Report

Operating Highlights

•	In the first quarter of 2005, Manulife continued to make excellent progress on the integration of John Hancock. Key accomplishments during the quarter include:

•	Re-branded the US product portfolio and legal entities as of January 1, 2005,

•	Completed the integration of the Canadian Pensions operations and the Canadian Division’s finance and distribution functions, and;

•	Outsourced non-core functions in both Canada and the United States to further reduce expenses.

•	Canadian Individual Wealth Management posted record sales of $1.3 billion during the quarter. Strong mutual fund and segregated sales during the RRSP season were complemented by increased loan volumes at Manulife bank, as exceptional demand in the housing market fueled sales of the Manulife One mortgage product.

•	Manulife Financial Corporation announced an offer for clients of advisors licensed by its subsidiary Manulife Securities International Ltd. (MSIL) who were referred to the financial products of Portus Alternative Asset Management Inc. MSIL clients have been offered three alternatives to recoup 100 per cent of their principal invested with Portus.

•	Manulife-Sinochem received a number of approvals from the China Insurance Regulatory Commission that will facilitate the continued expansion of our operations in China. Approvals were granted to convert the Guangzhou branch license into a province-wide license for the Guangdong province and to open a sales office in the city of Foshan, in central Guangdong province. As well, Manulife-Sinochem was the first Canadian insurer to receive approval to expand its operating license to include Group Life and Health and non-tax benefit Pension business.

•	Manulife Japan began selling ManuPrime, a new personal variable annuity product designed for sale through the direct sales channel. This product is expected to complement the strong sales Manulife has generated through distribution agreements with the Bank of Tokyo Mitsubishi and UFJ Bank.

•	During the first quarter, Manulife Financial repurchased and cancelled over 6.7 million shares at a total cost of approximately $382 million.

•	In February, Manulife Financial launched the ‘odd-lot’ shareholder program through which shareholders owning fewer than 100 shares of Manulife common stock could elect to sell all their shares. The program was well received and is expected to reduce the Company’s annual shareholder servicing costs.

•	Manulife Financial Corporation successfully completed the offering of 14 million 4.65% non-cumulative Class A Shares, Series 2 (Series 2 Preferred Shares) for an aggregate amount of $350 million.

Dominic D’Alessandro President and Chief Executive Officer

MFC 2005 Q1 Report     3

Key Performance Measures

4     MFC 2005 Q1 Report

Management’s Discussion and Analysis

Net Income

Manulife Financial Corporation reported shareholders’ net income of $801 million for the first quarter ended March 31, 2005, up 88 per cent from $425 million in 2004. Approximately three quarters of the $376 million increase is related to the acquisition of John Hancock operations in April 2004. The remainder of the increase is attributable to business growth, favourable investment experience, the recognition of a net tax benefit in Japan and cash received from the estate of Daihyaku related to the Japan based business acquired in 2001. Partially offsetting these increases were the charge to cover guarantees made to clients referred to Portus Alternative Asset Management Inc. and the impact of a strengthening Canadian dollar.

The operational changes implemented make the distinction between the contributions from John Hancock versus that of the Manulife businesses less relevant. The Company is positioning itself as “One Company” as it continues to integrate operations in 2005.

Diluted Earnings per Common Share and Return on Common Shareholders’ Equity

The first quarter diluted earnings per common share of $0.98 grew by eight per cent compared to $0.91 in 2004 and return on common shareholders’ equity for the three months ended March 31, 2005 was 14.1% compared to 19.0% in 2004, reflecting the impact of the larger capital base as a result of the merger.

Premiums and Deposits

Premiums and deposits for the first quarter were $14.8 billion compared to $9.3 billion in 2004. The increase was driven by the contribution from the John Hancock acquisition, sales of the variable annuity product in Japan along with solid business growth, partially offset by the impact of a strengthening Canadian dollar.

Funds under Management

Funds under management increased to $350.3 billion as at March 31, 2005 compared to $163.2 billion as at March 31, 2004. The growth of $187.1 billion was driven by $193.0 billion of funds under management of John Hancock at the date of acquisition and positive segregated fund net sales. Partially offsetting this increase were scheduled maturities of institutional annuities in Guaranteed and Structured Financial Products and the impact of a strengthening Canadian dollar.

Capital

Total capital increased to $28.6 billion as at March 31, 2005, an increase of $16.1 billion from March 31, 2004. Contributing to the increase were the acquisition of John Hancock, net income in the past 12 months and $350 million of preferred shares issued on February 10, 2005. Partially offsetting these items were shareholder dividends, shares repurchased and the negative impact of a strengthening Canadian dollar.

Results of Operations By Divisions

U.S. Protection Division

U.S. Protection’s 2005 first quarter net income of $135 million increased from the $69 million reported in the first quarter of 2004. The increase in net income reflects the acquisition of John Hancock’s individual insurance and long-term care operations in April 2004. In force profit growth as well as favourable claims experience in both the individual insurance and long-term care businesses contributed to the earnings growth as did expense synergies resulting from merging operations with John Hancock. The increase was partially dampened by the impact of reduced sales volumes and less favourable reinsurance rates in the individual insurance business. The stronger Canadian dollar also negatively impacted earnings.

Premiums and deposits of $1.6 billion for the quarter increased significantly from $712 million in the first quarter of 2004 driven by the addition of John Hancock’s individual insurance and long-term care businesses. Growth in premiums and deposits was partially offset by lower universal life product sales, a decline in COLI business and the negative impact of a stronger Canadian dollar.

MFC 2005 Q1 Report     5

Funds under management of $57.7 billion as at March 31, 2005 were significantly higher than the $18.6 billion reported in 2004. The increase was due to the addition of U.S.$30.8 billion of assets from John Hancock businesses acquired in April 2004 as well as strong growth in the in force business and in equity asset values. Partially mitigating the increase in funds under management was the negative impact of a stronger Canadian dollar.

U.S. Wealth Management Division

U.S. Wealth Management Division’s net income for the first quarter of 2005 was $136 million, more than double the $64 million reported in the prior year quarter. Higher earnings for the first quarter were principally due to the addition of John Hancock’s annuity and mutual fund operations. Earnings were also favourably influenced by higher fee income on larger average assets in the Variable Annuity and Group Pension businesses and favourable investment returns in Annuities.

Premiums and deposits for the quarter of $6.6 billion were significantly higher than the $4.7 billion reported in the first quarter of 2004, mainly due to the addition of the John Hancock operations and steady growth in the variable annuity business. Annuities’ premiums and deposits increased by 24 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the withdrawal benefit introduced in late 2003 and the addition of John Hancock’s fixed annuity business. Premiums and deposits in Group Pensions grew by six per cent on a U.S. dollar basis, driven by the impact of higher recurring deposits from the growing block of in force participants. Deposits in John Hancock Mutual Funds of $1.6 billion were primarily from sales of retail mutual funds.

As at March 31, 2005, funds under management of $129.8 billion were substantially higher than the $66.9 billion balance reported a year ago. The acquisition of John Hancock’s annuity and mutual fund operations was the primary driver of this increase. In addition, the increase in funds under management was a result of continued strong net policyholder cash flows in the Group Pension and Variable Annuity businesses over the past 12 months, partially offset by the continued negative impact of a strengthened Canadian dollar.

Guaranteed and Structured Financial Products Business Unit (G&SFP)

In January 2005, the G&SFP business became part of the U.S. Wealth Management Division. Due to the size of the asset base, the business unit is a separate reporting segment.

Net income for the first quarter 2005 was $68 million, premiums and deposits were $269 million and funds under management were $38.7 billion as at March 31, 2005. Due to the difficult market conditions currently in this business, Manulife has reduced sales volumes and remained opportunistic in order to achieve target return levels. Funds under management have declined by $1.5 billion from the beginning of the year as the result of scheduled maturities of institutional funds.

Canadian Division

Canadian Division shareholders’ net income of $184 million increased by 42 per cent from the $130 million reported for the same period last year. The growth in earnings is largely attributable to the addition of John Hancock’s Maritime Life business. In addition, growth in existing in force business attributable to client retention and tax recoveries related to the 2004 reorganization were partially offset by reduced investment earnings across the Division and poor claims experience in the Individual Life Insurance operation.

Premiums and deposits for the quarter were $3.5 billion, up 59 per cent from the $2.2 billion reported for the same period last year. Group Life & Health, Individual Life and Wealth Management businesses grew by 103 per cent, 59 per cent and 38 per cent over the first quarter of 2004, respectively. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses in addition to an increase in sales, primarily in Individual Wealth Management.

Funds under management as at March 31, 2005 were $62.2 billion, an increase of $21.9 billion from the same period last year. This increase reflects $15.9 billion of funds under management acquired with the Maritime Life businesses in April 2004. Positive net client cash inflows and investment returns in Individual Wealth Management’s segregated and mutual funds over the past 12 months, as well as an increase in Manulife Bank assets due to higher loan volumes, also contributed to the increase. The remaining increase is attributable to general business growth in the various operations.

6     MFC 2005 Q1 Report

Asia Division

Asia Division’s shareholders’ net income of $82 million in the first quarter of 2005 was 12 per cent higher than last year on a Canadian dollar basis or 20 per cent higher on a U.S. dollar basis. The increase was primarily attributable to favourable claims experience in Indonesia and contributions from the John Hancock businesses in the quarter.

Total premiums and deposits of $1.3 billion in the first quarter of 2005 increased by 26 per cent from last year, 35 per cent on a U.S. dollar basis. The growth was driven by strong mutual fund sales in Indonesia and greater segregated fund deposits in Hong Kong Wealth Management businesses that reflect the successful launch of the new Single Premium Unit-Linked product introduced in late 2004. Also contributing to the increase were higher volumes in the insurance lines particularly in Hong Kong and Singapore reflecting organic growth and the contribution from the John Hancock businesses.

Funds under management increased by 21 per cent to $16.7 billion as at March 31, 2005 from $13.7 billion in 2004. On a U.S. dollar basis, funds under management increased by 32 per cent primarily attributable to increases in Hong Kong, Indonesia and Singapore. Growth in Hong Kong reflects increased in force business volume in the Insurance, Mandatory Provident Fund and Wealth Management businesses. Indonesia was buoyed by substantial mutual fund deposits. The increase in Singapore was driven by the merger of the John Hancock business with Manulife as well as growth in force business volume.

Japan Division

Japan Division’s net income increased by 83 per cent to $77 million in the first quarter of 2005, up from $42 million in the first quarter of 2004. The key drivers of the increase in earnings were investment gains from equity market appreciation; growth of in force universal life and variable annuity businesses; and a release of a net tax provision of $20 million due to the utilization of loss carryforwards. These were partially offset by lower new business gains and the impact of a stronger Canadian dollar.

Premiums and deposits increased by 211 per cent in the first quarter to $1.3 billion compared to the same quarter of 2004. Universal life sales for the quarter continued to exceed prior year levels due to increases in ManuFlex and ManuMed sales partially offset by a reduction in conversions from Daihyaku policies. On a Japanese yen basis, universal life sales were nine per cent above the prior year. Variable annuity sales were an outstanding $1.0 billion, 668 per cent higher than last year with March sales achieving a new record. Year over year variable annuity sales are expected to remain strong with sales continuing to build through UFJ Bank and, commencing in April, through UFJ Tsubasa Securities and Daishi Bank.

Funds under management increased by $1.1 billion to $12.1 billion as at March 31, 2005 compared to $11.0 billion as at March 31, 2004. Higher net policyholder cash flows from variable annuity sales were somewhat offset by the depreciation of the Japanese yen as well as maturities and surrenders on the declining block of policies acquired from Daihyaku.

Reinsurance Division

Reinsurance Division reported net income of $43 million in the first quarter of 2005, an increase of 16 per cent from the $37 million reported in the first quarter of 2004 despite the unfavourable impact of the weakened U. S. dollar. On a U. S. dollar basis, net income in the quarter increased by 29 per cent from the first quarter of 2004.

The increase in the quarter’s earnings compared to the previous year was primarily driven by favourable contributions from the commutation of a block of Accident Reinsurance business and earnings from the John Hancock reinsurance business units. As well, the impact of lower new business strain in Life Reinsurance and improved life claims experience were favourable, compared to losses in 2004. These positive factors were partially offset by claims losses in Property Reinsurance, the impact of weaker equity markets and the strengthened Canadian dollar.

Premiums of $271 million were $109 million or 67 per cent higher than in the first quarter of 2004. The increase was largely attributable to the addition of the International Group Program business from John Hancock offset by the decline in Life and Property and Casualty Reinsurance premiums in the quarter due to the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 80 per cent in the quarter compared to the first quarter of 2004.

Corporate and Other Segment

The Corporate and Other segment is comprised of Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events.

MFC 2005 Q1 Report     7

The Corporate and Other segment reported first quarter net income of $76 million, an increase of $66 million from the first quarter of 2004. This earnings growth was largely driven by the addition of John Hancock’s corporate and other segment following the merger in April 2004. Restructuring expenses related to the integration of John Hancock of $49 million ($35 million after tax) were incurred in the quarter. Non-recurring items were reported in the first quarter of 2005. These items include income of $57 million from the wind-up of the estate of Daihyaku, a business acquired in 2001; a $7 million release in actuarial liabilities related to changes in methods and assumptions in the Japan and U.S. Wealth Management businesses; and a charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.

Risk Management

The Company’s risk management practices and key risk factors are outlined on pages 66 to 74 of the 2004 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Accounting Policies

The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 85 to 87 of the 2004 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 75 of the 2004 Annual Report.

There have not been any changes to the Company’s accounting policies in 2005, other than those described in note 2 of the unaudited interim consolidated financial statements. Changes in accounting policies in the quarter pertain to variable interest entities and financial instruments. These changes and their impact on results are consistent with the disclosure in note 2 of the audited consolidated financial statements in the 2004 Annual Report. Certain comparative amounts have been restated as a result of these changes.

Quarterly Dividend

On February 10, 2005, the Board of Directors declared a quarterly shareholders’ dividend of $0.26 per share on common shares and a preferred share dividend of $0.25625 per share on the Non-cumulative Class A Shares Series 1 of the Company. The dividends were paid on March 21, 2005 to shareholders of record at the close of business on February 22, 2005.

Outstanding Shares

As at May 6, 2005, the Company had 801 million common shares outstanding.

The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three months ended March 31, 2005 and 2004 and the MD&A and audited consolidated financial statements contained in Manulife’s 2004 Annual Report. This MD&A is dated May 6, 2005.

Forward-Looking Statements

The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

8     MFC 2005 Q1 Report

Consolidated Statements of Operations

For the three months ended March 31
(Canadian $ in millions except per share amounts, unaudited)	2005	2004
Revenue
Premium income	$4,271	$2,533
Net investment income	2,313	1,159
Other revenue	1,054	448

Total revenue	$7,638	$4,140

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,502	$756
Maturity and surrender benefits	2,921	857
Annuity payments	856	312
Policyholder dividends and experience rating refunds	352	192
Net transfers to segregated funds	160	229
Change in actuarial liabilities	(1,166)	128
General expenses	1,000	510
Commissions	720	480
Interest expense	194	99
Premium taxes	68	33
Non-controlling interest in subsidiaries	5	4

Total policy benefits and expenses	$6,612	$3,600

Income before income taxes	$1,026	$540
Income taxes	(226)	(117)

Net income	$800	$423

Loss attributed to participating policyholders	$(1)	$(2)

Net income attributed to shareholders	$801	$425

Preferred share dividends	(1)	—

Net income available to common shareholders	$800	$425

Weighted average number of common shares outstanding (in millions)	806	463
Weighted average number of diluted common shares outstanding (in millions)	814	467

Basic earnings per common share	$0.99	$0.92
Diluted earnings per common share	$0.98	$0.91

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.

The accompanying notes to consolidated financial statements are an integral part of these statements

MFC 2005 Q1 Report     9

Consolidated Balance Sheets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Assets
Invested assets
Bonds	$106,462	$106,612	$42,630
Mortgages	28,904	28,684	10,688
Stocks	8,321	7,805	5,658
Real estate	4,706	4,669	4,063
Policy loans	6,871	6,743	4,528
Cash and short-term investments	6,878	8,517	6,424
Bank loans	1,548	1,391	1,150
Other investments	4,855	4,721	845

Total invested assets	$168,545	$169,142	$75,986

Other assets
Accrued investment income	$1,828	$1,777	$891
Outstanding premiums	678	549	388
Goodwill	7,347	7,332	609
Intangible assets	1,813	1,806	—
Miscellaneous	3,657	3,640	1,098

Total other assets	$15,323	$15,104	$2,986

Total assets	$183,868	$184,246	$78,972

Segregated funds net assets	$120,814	$117,890	$77,797

(continued on next page)

10     MFC 2005 Q1 Report

Consolidated Balance Sheets (continued)

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Liabilities and Equity
Actuarial liabilities (note 5)	$129,704	$130,608	$52,424
Benefits payable and provision for unreported claims	2,018	1,933	1,734
Policyholder amounts on deposit	4,346	4,869	2,535
Deferred realized net gains	3,820	3,667	3,507
Bank deposits	4,570	4,373	2,776
Consumer notes	2,983	2,881	—
Future income tax liability	1,199	980	253
Other liabilities	6,601	6,800	3,225

	$155,241	$156,111	$66,454
Long-term debt	2,902	2,948	1,128
Liabilities for preferred shares and capital instruments (note 6)	1,940	1,950	1,990
Non-controlling interest in subsidiaries (note 7)	142	136	40
Equity
Participating policyholders’ equity	149	150	80
Shareholders’ equity
Preferred shares (note 8)	344	—	—
Common shares (note 8)	14,593	14,646	616
Contributed surplus	98	102	19
Retained earnings and currency translation account	8,459	8,203	8,645

Total equity	$23,643	$23,101	$9,360

Total liabilities and equity	$183,868	$184,246	$78,972

Segregated funds net liabilities	$120,814	$117,890	$77,797

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

MFC 2005 Q1 Report     11

Consolidated Statements of Equity

For the three months ended March 31	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2005	2004
Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, March 31	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$14,646	$14,646	$599
Issued on exercise of stock options and deferred share units	—	69	69	17
Purchase and cancellation	—	(122)	(122)	—

Balance, March 31	$—	$14,593	$14,593	$616

Contributed surplus
Balance, January 1	$—	$102	$102	$14
Exercise of stock options	—	(12)	(12)	—
Stock option expense	—	8	8	5

Balance, March 31	$—	$98	$98	$19

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income (loss)	(1)	801	800	423
Preferred share dividends	—	(1)	(1)	—
Common share dividends	—	(210)	(210)	(97)
Purchase and cancellation of common shares	—	(260)	(260)	—

Balance, March 31	$149	$10,748	$10,897	$9,300

Currency translation account
Balance, January 1	$—	$(2,215)	$(2,215)	$(673)
Change during the period	—	(74)	(74)	98

Balance, March 31	$—	$(2,289)	$(2,289)	$(575)

Total retained earnings and currency translation account	$149	$8,459	$8,608	$8,725

Total equity	$149	$23,494	$23,643	$9,360

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

12     MFC 2005 Q1 Report

Consolidated Statements of Cash Flows

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Operating activities

Net income	$800	$423
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	443	128
Amortization of net realized and unrealized gains on investments	(199)	(175)
Amortization of premium/discount and mark to market adjustments	137	29
Other amortization	37	19
Future income tax expense	209	80
Provisions (recoveries) on investments	58	(39)
Stock-based compensation expense	8	5
Non-controlling interest in subsidiaries	5	4

Net income adjusted for non-cash items	$1,498	$474
Changes in operating receivables and payables	(192)	(635)

Cash provided by (used in) operating activities	$1,306	$(161)

Investing activities
Purchases and mortgage advances	$(16,744)	$(9,250)
Disposals and repayments	15,870	9,449

Cash (used in) provided by investing activities	$(874)	$199

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$(349)	$207
Issue of long-term debt	25	—
Repayment of long-term debt	(86)	—
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(1,609)	—
Bank deposits, net	163	226
Consumer notes issued	93	—
Sale of preferred shares of a subsidiary	—	62
Preferred share dividends	(1)	—
Common share dividends	(210)	(97)
Borrowed funds (repaid), net	(352)	4
Purchase and cancellation of common shares	(382)	—
Common shares issued on exercise of options	57	17
Preferred shares issued, net	344	—

Cash (used in) provided by financing activities	$(2,307)	$419

(continued on next page)

MFC 2005 Q1 Report     13

Consolidated Statements of Cash Flows (continued)

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Cash and short-term investments
Decrease (increase) during the period	$(1,875)	$457
Currency impact on cash and short-term investments	1	50
Balance, January 1	8,181	5,554

Balance, March 31	$6,307	$6,061

Cash and short-term investments

Beginning of period
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, January 1	$8,181	$5,554

End of period
Gross cash and short-term investments	$6,878	$6,424
Net payments in transit, included in other liabilities	(571)	(363)

Net cash and short-term investments, March 31	$6,307	$6,061

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

14     MFC 2005 Q1 Report

Segregated Funds Consolidated Statements of Net Assets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2005	2004	2004
Investments, at market values
Cash and short-term investments	$1,287	$1,726	$2,882
Bonds	8,136	7,478	5,362
Stocks	108,923	106,304	69,475
Other investments	2,182	2,193	—
Accrued investment income	83	106	15
Other assets, net	203	83	63

Total segregated funds net assets	$120,814	$117,890	$77,797

Composition of segregated funds net assets:
Held by policyholders	120,509	$117,570	$77,500
Held by the Company	305	320	297

Total segregated funds net assets	$120,814	$117,890	$77,797

Segregated Funds Consolidated Statements of Changes in Net Assets

For the three months ended March 31
(Canadian $ in millions, unaudited)	2005	2004
Additions
Deposits from policyholders	$7,433	$5,702
Net realized and unrealized investment gains (losses)	(1,505)	1,905
Interest and dividends	541	276
Net transfers from general fund	160	229
Currency revaluation	265	846

Total additions	$6,894	$8,958

Deductions
Payments to policyholders	$3,513	$2,373
Management and administrative fees	457	252

Total deductions	$3,970	$2,625

Net additions for the period	$2,924	$6,333
Segregated funds net assets, January 1	117,890	71,464

Segregated funds net assets, March 31	$120,814	$77,797

The accompanying notes to consolidated financial statements are an integral part of these statements.

MFC 2005 Q1 Report     15

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

Note 1 — Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2004 Annual Report, except as disclosed in note 2, and should be read in conjunction with the 2004 Annual Report.

Note 2 — Changes in Accounting Policies and Newly Issued Accounting Pronouncements

a)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which was effective for MFC and its subsidiaries (the “Company”) on January 1, 2005. AcG 15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 6). For the three months ended March 31, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $17 (2004 — $17). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.

b)	Financial instruments

In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the three months ended March 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $4 (2004 — $3). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.

16     MFC 2005 Q1 Report

Note 3 — Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line, distribution capabilities and improved operating efficiencies, and expects to have a leading position across all its core business lines.

Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statements of Operations over the remaining vesting period from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition:

As at April 28, 2004
Assets
Invested assets	$106,647
Intangible assets	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,891
Policyholder amounts on deposits	3,959
Restructuring costs accrued (note 4)	184
Other liabilities	10,567

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration:
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

Total	$14,070

MFC 2005 Q1 Report     17

The goodwill arising from the JHF acquisition may be adjusted in the second quarter of 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.

Note 4 — Restructuring Costs

Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs of $475 are expected to be incurred and consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations. The costs include approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that will be charged to income as incurred.

Restructuring costs of $246 have been incurred since the acquisition of JHF. Of this amount, $58 was applied to the accrual established in the purchase equation, $139 ($90 after tax) was expensed in 2004 and $49 ($35 after tax) was expensed in the first quarter of 2005.

The following details the amount and status of restructuring costs:

										Balance as at
	Expected future cost			Amount utilized in 2004			Amount utilized in 2005			March 31, 2005
	Accrued	Expense		Accrued	Expense		Accrued	Expense		Accrued	Expense
	on	as		on	as		on	as		on	as
Type of cost	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total
Consolidation of operations and systems	$11	$267	$278	$6	$134	$140	$—	$40	$40	$5	$93	$98
Severance	79	17	96	29	3	32	8	4	12	42	10	52
Facilities	94	7	101	10	2	12	5	5	10	79	—	79

Total before currency	$184	$291	$475	$45	$139	$184	$13	$49	$62	$126	$103	$229
Change in foreign exchange rates										(14)	(16)	(30)

Total										$112	$87	$199

By geographic location
Canada	$57	$149	$206	$25	$70	$95	$4	$22	$26	$28	$57	$85
United States	123	132	255	18	67	85	9	26	35	96	39	135
Other	4	10	14	2	2	4	—	1	1	2	7	9

Total before currency	$184	$291	$475	$45	$139	$184	$13	$49	$62	$126	$103	$229
Change in foreign exchange rates										(14)	(16)	(30)

Total										$112	$87	$199

18     MFC 2005 Q1 Report

Note 5 — Actuarial Liabilities

The net impact of changes in valuation methods and assumptions in the first quarter of 2005 was a pre-tax increase in earnings of $10. Changes to the valuation systems for measurement of investment return risk were implemented in Japan and the U.S. wealth management businesses, resulting in reductions in actuarial liabilities. Offsetting this, more conservative equity modeling assumptions and updates to mortality assumptions in Japan increased actuarial liabilities. Actuarial liabilities were also increased for U.S. variable annuity guarantees to properly reflect the timing of fee income accruals on the balance sheet.

Note 6 — Liabilities for Preferred Shares and Capital Instruments

	March 31	December 31	March 31
As at	2005	2004	2004
Preferred shares — Class A Shares, Series 1(1) (note 2)	$344	$344	$344

Senior debentures issued to Manulife
Financial Capital Trust (note 2)
6.7% debentures	940	940	940
7.0% debentures	60	60	60
Trust Preferred Securities (2)	596	606	646

Total	$1,940	$1,950	$1,990

(1)	See note 16 of the annual audited consolidated financial statements found in the 2004 Annual Report
(2)	See note 14 of the annual audited consolidated financial statements found in the 2004 Annual Report

The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

Note 7 — Non-Controlling Interest in Subsidiaries

	March 31	December 31	March 31
As at	2005	2004	2004
Non-controlling interest in common equity of subsidiaries	$49	$43	$40
Preferred shares issued by a subsidiary — MLI Class A, Series 6	93	93	—

Total	$142	$136	$40

MLI’s Class A, Series 6 Preferred Shares are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.

MFC 2005 Q1 Report     19

Note 8 — Share Capital

a)	Preferred shares

On February 10, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

b)	Common shares

On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. For the three months ended March 31, 2005, MFC purchased and subsequently cancelled seven million of its common shares at a cost of $382. As at March 31, 2005, 12 million common shares were purchased pursuant to this bid at a total cost of $689.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at March 31, 2005, there were 23 million outstanding stock options and deferred share units (2004 — 15 million).

Number of Common Shares (in millions)	2005	2004
Balance, January 1	808	463
Issued on exercise of stock options and deferred share units	2	—
Normal course issuer bids — purchase for cancellation	(7)	—

Balance, March 31	803	463

Note 9 — Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

			Other
	Pension benefits		employee benefits
For the three months ended March 31	2005	2004	2005	2004
Defined benefit plan expense	$5	$12	$9	$3
Defined contribution plan expense	7	4	—	—

Total	$12	$16	$9	$3

Note 10 — Variable Interest Entities

The Company has relationships with various types of special purpose entities (“SPEs”) and other entities, some of which are variable interest entities (“VIEs”), as defined by AcG 15 (see note 2a). Most of these relationships date from the acquisition of JHF in April 2004. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.

20     MFC 2005 Q1 Report

Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating a VIE.

Collateralized Debt Obligation Funds
The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

In accordance with AcG 15, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs it manages are VIEs. The Company has also determined that it is not the primary beneficiary of, nor does it otherwise have a controlling financial interest in any of these CDOs. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.

The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with them. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate any of them. In addition, as its relationships with these non-Company-managed CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.

Total size of Company-managed CDOs

	March 31	December 31	March 31
As at	2005	2004	2004
Total assets	$4,458	$4,545	$—

Total debt	$4,353	$4,463	$—
Total other liabilities	11	11	—

Total liabilities	$4,364	$4,474	$—
Total equity	94	71	—

Total liabilities and equity	$4,458	$4,545	$—

MFC 2005 Q1 Report     21

Maximum exposure of the Company to losses from Company-managed CDOs

	March 31		December 31		March 31
As at	2005		2004		2004
Investment in tranches of Company-managed CDOs, by credit rating (Moody’s / Standard & Poors)	$	%	$	%	$	%

Aaa/AAA	$134	52	$193	61	$—	—
Aa1/AA+	74	29	76	24	—	—
Baa2/BBB	—	—	—	—	—	—
B2	—	—	—	—	—	—
B3/B-	9	4	9	3	—	—
Caa1/CCC+	13	5	13	4	—	—
Not rated (equity)	25	10	25	8	—	—

Total Company exposure	$255	100	$316	100	$—	—

Low-Income Housing Properties

The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.

The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.

The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting for any of them. The Company believes that its relationships with these Properties are collectively significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with them in the following table.

Total size of the Properties(1)

	March 31	December 31	March 31
As at	2005	2004	2004
Total assets	$1,488	$1,482	$207

Total debt	$907	$903	$137
Total other liabilities	137	137	22

Total liabilities	$1,044	$1,040	$159
Total equity	444	442	48

Total liabilities and equity	$1,488	$1,482	$207

(1)	Property level data reported above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.

22     MFC 2005 Q1 Report

Maximum exposure of the Company to losses from the Properties

	March 31	December 31	March 31
As at	2005	2004	2004
Equity investment in the Properties (1)	$410	$408	$20
Outstanding equity capital commitments to the Properties	98	109	—
Carrying value of mortgages for the Properties	81	81	—
Outstanding mortgage commitments to the Properties	1	1	—

Total Company exposure	$590	$599	$20

(1)	Equity investment in the Properties above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.

Other Entities

The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. With the exception of the Company’s involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”), the Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.

ArcLight, a private equity fund that was acquired as part of the acquisition of JHF, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor — owning approximately 55% of ArcLight’s partners’ capital as at March 31, 2005 and December 31, 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at December 31, 2004, ArcLight had total assets of $986, liabilities of $2, and partners’ capital of $984. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at March 31, 2005 was not available. The Company has determined that it is not the primary beneficiary of this entity and accordingly, does not consolidate it.

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE but because the Company is not the primary beneficiary, the Trust has been deconsolidated. See note 2 of these interim consolidated financial statements. Securities issued by the Trust (“MaCS”) are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.

Note 11 — Contingencies

a)	Proceeds

On March 29, 2005, the Company received $89 ($57 after tax) related to proceeds from the wind-up of the estate of the insolvent Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company’s entitlement was set out in agreements with the administrators of Daihyaku related to the April 2, 2001 acquisition of a closed block of business in Japan. This amount has been recorded in other revenue in the Corporate and Other segment.

MFC 2005 Q1 Report     23

b)	Guarantee

On March 3, 2005, a letter was released to clients of a subsidiary who were referred to the financial products of Portus Alternative Asset Management Inc. (“Portus”) by advisors licensed by its subsidiary guaranteeing that such clients will recover 100% of their principal amount invested with Portus. The cost of this guarantee has been estimated at $60 ($40 after tax) and has been recorded as a general expense in the Corporate and Other segment.

c)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment advisor, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, security laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

Note 12 — Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. MFC also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asia, Japan and Reinsurance Divisions, as well as the Guaranteed & Structured Financial Products (“G&SFP”) Business Unit. Each business segment has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Due to the complexity of the Company, certain estimates and allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

24     MFC 2005 Q1 Report

By segment		U.S.
	U.S.	Wealth	G&SFP
For the three months ended	Protection	Management	Business	Canadian	Asia	Japan	Reinsurance	Corporate
March 31, 2005	Division	Division	Unit	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,259	$—	$—	$1,258	$413	$265	$271	$—	$3,466
Annuities and pensions	—	331	269	180	25	—	—	—	805

Total premium income	$1,259	$331	$269	$1,438	$438	$265	$271	$—	$4,271
Net investment income	694	280	457	623	104	51	50	54	2,313
Other revenue	148	441	4	153	42	23	8	235	1,054

Total revenue	$2,101	$1,052	$730	$2,214	$584	$339	$329	$289	$7,638

Interest expense	$6	$2	$41	$38	$10	$—	$—	$97	$194

Income before income taxes	$202	$182	$94	$224	$88	$79	$60	$97	$1,026
Income taxes	(67)	(46)	(26)	(41)	(6)	(2)	(17)	(21)	(226)

Net income	$135	$136	$68	$183	$82	$77	$43	$76	$800

Segregated fund deposits	$325	$4,522	$—	$1,182	$368	$1,036	$—	$—	$7,433

Goodwill
Balance, January 1	$2,756	$1,934	$—	$1,888	$152	$411	$78	$113	$7,332
Change in foreign exchange rates	14	9	—	—	(3)	(15)	1	9	15

Balance, March 31	$2,770	$1,943	$—	$1,888	$149	$396	$79	$122	$7,347

As at March 31, 2005

Actuarial liabilities	$40,260	$18,524	$29,249	$28,818	$5,628	$6,074	$1,344	$(193)	$129,704

Total assets	$51,207	$23,814	$34,979	$42,223	$8,398	$8,363	$3,363	$11,521	$183,868

Segregated funds net assets	$10,942	$73,644	$4,681	$20,218	$4,670	$4,270	$—	$2,389	$120,814

By geographic location

For the three months ended			Asia and
March 31, 2005	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,346	$1,273	$678	$169	$3,466
Annuities and pensions	600	180	25	—	805

Total premium income	$1,946	$1,453	$703	$169	$4,271
Net investment income	1,436	712	156	9	2,313
Other revenue	722	167	157	8	1,054

Total revenue	$4,104	$2,332	$1,016	$186	$7,638

MFC 2005 Q1 Report     25

By segment		U.S.
	U.S.	Wealth	G&SFP
	Protection	Management	Business	Canadian	Asia	Japan	Reinsurance	Corporate
For the three months ended March 31, 2004	Division	Division	Unit	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$596	$—	$—	$690	$380	$283	$162	$—	$2,111
Annuities and pensions	—	233	—	165	24	—	—	—	422

Total premium income	$596	$233	$—	$855	$404	$283	$162	$—	$2,533
Net investment income	306	109	—	481	90	50	46	77	1,159
Other revenue	30	265	—	88	44	2	8	11	448

Total revenue	$932	$607	$—	$1,424	$538	$335	$216	$88	$4,140

Interest expense	$2	$1	$—	$27	$10	$1	$1	$57	$99

Income before income taxes	$107	$86	$—	$169	$79	$49	$44	$6	$540
Income taxes	(38)	(22)	$—	(39)	(8)	(7)	(7)	4	(117)

Net income	$69	$64	$—	$130	$71	$42	$37	$10	$423

Segregated fund deposits	$116	$4,362	$—	$782	$307	$135	$—	$—	$5,702

Goodwill
Balance, January 1	$—	$67	$—	$72	$27	$423	$—	$—	$589
Change in foreign exchange rates	—	1	$—	—	—	19	—	—	20

Balance, March 31	$—	$68	$—	$72	$27	$442	$—	$—	$609

As at March 31, 2004
Actuarial liabilities	$14,290	$5,325	$—	$19,227	$4,371	$7,828	$872	$511	$52,424

Total assets	$16,772	$6,867	$—	$27,488	$6,529	$10,413	$2,984	$7,919	$78,972

Segregated funds net assets	$2,123	$59,197	$—	$11,437	$3,757	$1,283	$—	$—	$77,797

By geographic location
For the three months ended			Asia and
March 31, 2004	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$689	$708	$663	$51	$2,111
Annuities and pensions	233	165	24	—	422

Total premium income	$922	$873	$687	$51	$2,533
Net investment income	442	568	140	9	1,159
Other revenue	295	96	48	9	448

Total revenue	$1,659	$1,537	$875	$69	$4,140

26     MFC 2005 Q1 Report

Note 13 — Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)	Condensed Consolidated Balance Sheets

	March 31		December 31		March 31
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	$110,380	$106,462	$111,244	$106,612	$47,065	$42,630
Mortgages	28,869	28,904	28,699	28,684	10,655	10,688
Stocks	10,971	8,321	9,885	7,805	6,645	5,658
Real estate	3,672	4,706	3,671	4,669	3,103	4,063
Policy loans	6,870	6,871	6,743	6,743	4,528	4,528
Cash and short-term investments	6,947	6,878	8,559	8,517	6,433	6,424
Bank loans	1,534	1,548	1,391	1,391	1,150	1,150
Other investments	4,586	4,855	4,851	4,721	737	845

Total invested assets	$173,829	$168,545	$175,043	$169,142	$80,316	$75,986

Other assets
Accrued investment income	$1,869	$1,828	$1,777	$1,777	$891	$891
Outstanding premiums	678	678	549	549	388	388
Deferred acquisition costs	8,799	—	8,196	—	7,299	—
Reinsurance deposits and amounts recoverable	3,949	—	3,845	—	1,531	—
Goodwill	6,476	7,347	6,070	7,332	567	609
Intangible assets	1,813	1,813	1,806	1,806	—	—
Value of business acquired	4,781	—	4,757	—	204	—
Miscellaneous	5,116	3,657	5,345	3,640	1,147	1,098

Total other assets	$33,481	$15,323	$32,345	$15,104	$12,027	$2,986

Total assets	$207,310	$183,868	$207,388	$184,246	$92,343	$78,972
Segregated funds net assets (1)	116,319	—	114,196	—	76,383	—

Total assets	$323,629	$183,868	$321,584	$184,246	$168,726	$78,972

Segregated funds net assets(1)	$—	$120,814	$—	$117,890	$—	$77,797

(1)	U.S. GAAP terminology is separate accounts.

MFC 2005 Q1 Report     27

a)	Condensed Consolidated Balance Sheets (continued)

	March 31		December 31		March 31
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Actuarial liabilities	$128,281	$129,704	$125,916	$130,608	$63,998	$52,424
Other policy-related benefits	28,437	6,364	31,877	6,802	4,856	4,269
Deferred realized net gains	—	3,820	—	3,667	—	3,507
Bank deposits	4,570	4,570	4,373	4,373	2,776	2,776
Consumer notes	2,983	2,983	2,863	2,881	—	—
Other liabilities	10,434	7,800	10,042	7,780	4,744	3,478

	$174,705	$155,241	$175,071	$156,111	$76,374	$66,454
Long-term debt	2,918	2,902	2,976	2,948	1,128	1,128
Liabilities for preferred shares and capital instruments	1,940	1,940	1,950	1,950	1,990	1,990
Non-controlling interest in subsidiaries	139	142	134	136	45	40
Segregated funds net liabilities (1)	116,319	—	114,196	—	76,383	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	25,124	23,643	24,414	23,101	10,758	9,360
Accumulated effect of comprehensive income on equity	2,484	—	2,843	—	2,048	—

Total liabilities and equity	$323,629	$183,868	$321,584	$184,246	$168,726	$78,972

Segregated funds net liabilities (1)	$—	$120,814	$—	$117,890	$—	$77,797

(1)	U.S. GAAP terminology is separate accounts.

28     MFC 2005 Q1 Report

b)	Condensed Consolidated Statements of Operations

For the three months ended March 31	2005		2004
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$2,723	$4,271	$1,504	$2,533
Net investment income	2,561	2,313	1,368	1,159
Fee income and other revenue	1,345	1,054	683	448

Total revenue	$6,629	$7,638	$3,555	$4,140

Policy benefits and expenses
Policyholder benefits	$3,678	$4,625	$1,902	$2,474
Commissions and general expenses	1,112	1,720	579	990
Amortization of deferred acquisition costs and value of business acquired	261	—	236	—
Other	267	267	138	136

Total policy benefits and expenses	$5,318	$6,612	$2,855	$3,600

Income before income taxes	$1,311	$1,026	$700	$540
Income tax	(338)	(226)	(166)	(117)
Change in accounting policy, net of income taxes	—	—	30	—

Net income	$973	$800	$564	$423

Weighted average number of common shares outstanding (in millions):
Basic	806	806	463	463
Diluted	814	814	467	467
Earnings per share:
Basic	$1.21	$0.99	$1.22	$0.92
Diluted	$1.20	$0.98	$1.21	$0.91

MFC 2005 Q1 Report     29

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income and comprehensive income and equity

	Net income		Equity
For the three months ended March 31	2005	2004	2005	2004
Net income and equity determined in accordance with Canadian GAAP	$800	$423	$23,643	$9,360
Bonds	166	111	4,892	2,844
Mortgages	2	14	33	10
Stocks	(17)	103	2,460	908
Real estate	(36)	(21)	(928)	(870)
Actuarial liabilities and policy amounts on deposit	(316)	(231)	(12,592)	(9,161)
Value of business acquired	(61)	(5)	(542)	(204)
Deferred acquisition costs	455	228	9,078	7,789
Deferred revenue	4	(14)	(600)	(310)
Future income taxes (1)	(71)	(49)	(553)	(301)
Other investments	54	(9)	(354)	14
Change in accounting policy, net of income taxes	—	30	30	—
Other reconciling items	(7)	(16)	557	679

Net income and equity determined in accordance with U.S. GAAP	$973	$564	$25,124	$10,758

Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	(1,068)	607	3,056	3,510
Stocks	(20)	207	1,355	1,310
Actuarial liabilities	289	(255)	(1,142)	(1,465)
Deferred acquisition costs	143	(53)	(279)	(489)
Deferred revenue	(11)	5	12	27
Value of business acquired	60	—	7	—
Other	(17)	(41)	(67)	(47)
Future income taxes (1)	181	(15)	(805)	(709)
SFAS 133 adjustments	84	(21)	347	(89)
Foreign currency translation	(79)	30	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$535	$1,028	$27,608	$12,806

(1)	U.S. GAAP terminology is deferred income taxes.

Note 14 — Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

30     MFC 2005 Q1 Report

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2005				2004
	Q1	Q4	Q3	Q2	Q1
Net income	$800	$761	$713	$654	$423
Less: net income (loss) attributed to participating policyholders	(1)	5	—	(2)	(2)

Net income attributed to shareholders	$801	$756	$713	$656	$425
Preferred share dividends	(1)	—	—	—	—

Net income available to common shareholders	$800	$756	$713	$656	$425

Premiums and deposits:
Life and health insurance premiums	$3,466	$3,714	$3,847	$3,262	$2,111
Annuity and pension premiums	805	985	1,041	905	422
Segregated fund deposits	7,433	6,477	6,451	6,474	5,702
Mutual fund deposits	2,288	2,169	1,334	1,665	641
ASO premium equivalents	527	527	501	424	258
Other fund deposits	322	300	323	230	127

Total premiums and deposits	$14,841	14,172	13,497	12,960	9,261

Funds under management:
General fund	$168,545	$169,142	$174,347	$181,036	$75,986
Segregated funds	120,814	117,890	111,182	113,850	77,797
Mutual funds	34,280	34,474	33,395	34,877	3,654
Other funds	26,638	26,171	27,217	30,123	5,716

Total funds under management	$350,277	$347,677	$346,141	$359,886	$163,153

Capitalization:
Long-term debt	$2,902	$2,948	$3,067	$3,030	$1,128
Liabilities for preferred shares and capital instruments	1,940	1,950	1,967	2,018	1,990
Non-controlling interest in subsidiaries	142	136	271	273	40
Equity
Participating policyholders’ equity	149	150	145	145	80
Shareholders’ equity
Preferred shares	344	—	—	—	—
Common shares	14,593	14,646	14,714	14,552	616
Contributed surplus	98	102	111	143	19
Retained earnings and currency translation account	8,459	8,203	8,558	9,066	8,645

Total capital	$28,627	$28,135	$28,833	$29,227	$12,518

Selected key performance measures:
Basic earnings per common share	$0.99	$0.93	$0.88	$0.93	$0.92
Diluted earnings per common share	$0.98	$0.92	$0.87	$0.92	$0.91
Return on common shareholders’ equity (annualized)	14.1%	13.0%	12.0%	14.0%	19.0%
Book value per common share	$28.84	$28.42	$28.78	$29.31	$20.03
Market value to book value ratio	2.00	1.95	1.93	1.84	2.42
Market capitalization ($ billions)	46.4	44.7	45.0	43.8	22.5
Common shares outstanding (in millions)
End of period	803	808	813	811	463
Weighted average — basic	806	810	811	706	463
Weighted average — diluted	814	818	819	712	467

MFC 2005 Q1 Report     31

Shareholder Information

Manulife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Web site: www.manulife.com

Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
South Tower, 11th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Transfer Agent and Registrar
Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in
Montreal, Halifax, Winnipeg, Vancouver
and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420, South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: inquiries@melloninvestor.com

Transfer Agent in Hong Kong
Computershare Hong Kong Investor
Services Limited
Shops 1712 — 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691

Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

MFC Annual Report and
Proxy Circular
This Report to Shareholders is also
available online at www.manulife.com

Ratings
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.

As at March 31, 2005, Manulife Financial had capital of Cdn $28.6 billion, including Cdn $23.1 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at March 31, 2005 there were 803 million common shares outstanding.

	Toronto	New York	Hong Kong	Philippines
January 1 — March 31, 2005	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$58.66	$48.44	$374	P	2570
Low	$53.30	$43.38	$341	P	2350
Close	$57.75	$47.92	$369	P	2545
Average Daily Volume (000)	1,557	425	24		1

32     MFC 2005 Q1 Report

www.manulife.com

Manulife Financial Corporation Head Office 200 Bloor Street East Toronto, ON, Canada M4W 1E5 Tel: (416) 926-3000	Investor Relations Tel: 1-800-795-9767 Fax: (416) 926-3503 E-mail: investor_relations@manulife.com

The following Manulife Financial documents are available online at www.manulife.com

• Annual Report and Proxy Circular

• Quarterly Shareholder Reports

• Public Accountability Statement

• Corporate Governance Material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

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I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

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Shareholder signature                                              Date

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material . A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 32.

YOU CAN REGISTER FOR THIS SERVICES ONLINE OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (FOR ONLINE ACCESS AND MAIL ADDRESSES PLEASE SEE PAGE 32).